

November 9, 2023

Christopher Ian Edwards
Chief Executive Officer
The Flexi Group Holdings Ltd
Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
Changkat Semantan, Bukit Damansara
50490 Kuala Lumpur, Malaysia

      Re: The Flexi Group Holdings Ltd
          Amendment No. 5 to Registration Statement on Form F-4
          Filed October 27, 2023
          File No. 333-269739

Dear Christopher Ian Edwards:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-4 filed October 27, 2023

Variation Between Projected and Actual Results, page 163

1.   Please revise to update your discussion of variances between projected and actual results for Flexi's results of operations for the six months ended June 30, 2023 or, to the extent available, Flexi's results of operations for the nine months ended September 30, 2023. In this regard, we note that through June 30, 2023 Flexi appears to have achieved only approximately 29% of its revenue goal for the fiscal year ended December 31, 2023. We also note your statement on page 165 that Flexi expects it will have a more concrete understanding of the potential impact market conditions will have on the projections by the end of the third quarter of 2023.

Material Tax Considerations, page 247

2.   Please revise to reconcile your statements regarding the tax consequences of the business combination on pages 21-22 with your statements in this section. More specifically, we note that on page 21 you state that U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the receipt of PubCo Ordinary Shares in exchange for such U.S. Holder's TGVC Class A Common Stock. However, on page 255 you state that a U.S. Holder that receives PubCo Ordinary Shares in exchange for TGVC Class A Common Stock and whose TGVC Public Warrants automatically convert into PubCo Warrants should recognize gain.

   Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: Christopher Haunschild